GREAT WALL ACQUISITION CORPORATION
660 Madison Avenue, 15th Floor
New York, New York 10021
May 15, 2006
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0504
Re:	Great Wall Acquisition Corporation Registration Statement on Form S-4 Filed May 12, 2006
Ladies and Gentlemen:
     We are filing with this letter an Amendment No. 1 to the above-referenced registration statement to include pages F-28 to F-38, which due to a production error were inadvertently left out of the filing. The included material is identical to that which appears in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Very truly yours,
/s/ Kin Shing Li
Kin Shing Li
Chief Executive Officer